UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2025

James R. Gruber
Chief Financial Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park , Illinois 60010-7278

Re: Eton Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024 filed March 18, 2025
Form 8-K filed November 6, 2025
File No. 001-38738

Dear James R. Gruber:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024 filed March 18, 2025

Note 4 - Business Combination, page 53

1. We note your disclosures in Notes 4 and 15, and Form 8-K/A filed November 18, 2025, of the October 2, 2024 Asset Purchase Agreement with Ipsen Biopharmaceuticals, Inc. (“Ipsen”) for the acquisition of Increlex, which includes an obligation to purchase additional inventory over 30 months, in an amount not to exceed €15,000. Please tell us the following:
   - Tell us your accounting under ASC 805 for the additional inventory purchase obligation as no portion of the purchase price was allocated to this consideration.
   - Please describe to us the payment terms of the related liability to Ipsen for this additional inventory.
   - Clarify if your disclosures related to "Remaining Inventory" in the redacted agreement filed as exhibit 10.11 relates to the additional purchased inventory, and if so, provide us the redacted information from that agreement and how it was considered in your accounting determination.

Form 8-K filed November 6, 2025

Exhibit 99.1 Eton Pharmaceuticals Reports Third Quarter 2025 Financial Results, page general

2. We note the tabular reconciliations in your earnings release where you reconcile non-GAAP financial measures to the most directly comparable GAAP measures appear to essentially represent full non-GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures or revise your disclosures in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences